Investment Advisory Agreement
Calvert Investment Management, Inc.
Calvert Management Series

Revised and Restated Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (the "Advisor") and Calvert Management Series dated March 1, 1999, the Advisor is entitled to receive an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of a Fund.

Calvert Tax-Free Responsible Impact Bond Fund:	0.35%
(formerly Calvert Tax-Free Bond Fund)

Calvert Unconstrained Bond Fund:	0.35%

Effective: July 15, 2015

CALVERT MANAGEMENT SERIES

BY: /s/ Ivy Wafford Duke
Ivy Wafford Duke
Vice President and Secretary

DATE: July 13, 2015

CALVERT INVESTMENT MANAGEMENT, INC.

BY: /s/ Vicki L. Benjamin
Vicki L. Benjamin
Senior Vice President, Chief Financial Officer and Treasurer

DATE: July 13, 2015